April 22, 2008

Mail Stop 4561

Mr. Michael W. Dosland
President and Chief Executive Officer
First Federal Bankshares, Inc.
329 Pierce Street
Sioux City, Iowa 51101

**Re: First Federal Bankshares, Inc.
Item 4.02 Form 8-K
Filed February 25, 2008
File Number: 000-25509**

Dear Mr. Dosland:

 We have reviewed your response to our comment letter dated March 20, 2008 and have the following comment.

Form 8-K, filed February 25, 2008

1. We note your response to comment one from our letter dated March 20, 2008. As it relates to your on-going discussions with the Office of Thrift Supervision (OTS), please tell in detail the extent of all oral and written communications as of December 31, 2007, March 15, 2008, March 31, 2008, and through the date of your response. If a plan has been approved at any of these specific dates, please tell us in detail how you plan to comply with the investment limits imposed by the OTS and how this impacts your decision to record an other-than-temporary impairment relating to this particular security holding (Trapeza 2006-10A D2) or others in your portfolio.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions, please call me at (202) 551-3484.

Sincerely,

John A. Spitz
Senior Staff Accountant